

July 25, 2008

Via U.S. Mail

Mr. Paul Holt
Corporate Secretary
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 600
Irvine, CA 92612

RE: Quality Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2008
File No. 001-12537

Dear Mr. Holt:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements, including any statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Support for opinions or beliefs should be self-evident, disclosed in your proxy statement or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- Your board's conclusion that the presence on the board of Mr. Hussein and his nominees has been disruptive and counterproductive to the board's central purpose, page 7;

- Your statement that "since entering into the Settlement Agreement, Mr. Hussein's behavior has been disruptive and inconsistent with the Board's need for strategic focus and corporate governance," page 8;

- Your assertions that Ms. Hussein's behavior has been "consistently disruptive and threatening" and "counterproductive," page 9;

- Your assertion that Messrs. Messrs. Hussein, Fawzy and Hoffman have "boycotted" certain board and/or committee meetings, page 9;

- Your statement that Mr. Hussein has violated company policy with respect to confidential company information that he obtained as a director, page 9; and

- Your board's belief that Mr. Hussein's shareholder proposal to amend the company's bylaws "is a power play cloaked as a corporate governance measure," page 45.

With respect to the first three assertions referenced above, we note your disclosure on page 9 that since January 1, 2007, Messrs. Hussein, Fawzy and Hoffman have "boycotted or otherwise failed to participate in at least two Board meetings and three committee meetings, and on at least five occasions, resolutions before committees on which Hussien's representatives are represented resulted in deadlocked votes." If it is your view that these statements support the first three assertions above regarding the conduct of Messrs. Hussein, Fawzy and Hoffman as board members, please provide us with a thorough analysis in support of your position. For example, tell us specifically how the failure to attend or participate in meetings and voting in such a way that results in a deadlock represent disruptive and counterproductive behavior by directors.

2.   Based upon the Schedule 13D filed on July 1, 2008, it appears that Mr. Hussein has notified the company of his intent to solicit proxies in support of a proposal to repeal certain amendments to the company's bylaws, in addition to his proposals to elect six director nominees and to amend the company's bylaws to change the definition of "independent director." Accordingly, please clarify in an appropriate place in your filing that shareholders who elect to sign and return the company's proxy card (and who do not subsequently sign and return Mr. Hussein's proxy card and/or attend the annual meeting) will be disenfranchised with respect to Mr. Hussein's proposal to repeal certain amendments to the bylaws.

3.   Instruction 3 to Item 4 of Schedule 14A plainly defines directors of the registrant as participants. Please revise the section titled "Solicitation of Proxies" to remove the implication that directors only may be "deemed" to be participants of the registrant.

Outstanding Shares and Voting Rights, page 6

4.   We note your disclosure that the shareholder proposal to amend the bylaws—"if it is properly introduced at the annual meeting"—will require the affirmative vote of the outstanding shares of the company entitled to vote as of the record date. Please explain, in an appropriate place in the proxy statement, what is required for each proposal to be properly presented.

Election of Directors, page 7

5.   Your proxy statement indicates that nine directors will be elected at your annual meeting, but you are proposing a slate of only eight director nominees. Please revise your filing to clarify that the proxies you are soliciting cannot be voted for a greater number of persons than the number of nominees named in your proxy statement. See Instruction 4 to Item 401(a) of Regulation S-K.

6.   You appear to be seeking discretionary authority for your management to cumulate votes in the election of directors. Please tell us why management does not need to obtain this authority by a solicitation and why the discretionary authority to cumulate votes for director nominees is not presented as a separate proposal on the form of proxy card. See Rule 14a-4 and Item 6(c)(4) of Regulation 14A.

7.   Revise to affirmatively indicate that a proxy statement has been filed to solicit in opposition to management. The existing disclosure only indicates, "…if there is a contested election…."

8.   Please revise to make clear, if accurate, that each of your director nominees has consented to being named in the proxy statement and has agreed to serve if elected. Refer to Rule 14a-4(d) of Regulation 14A.

9.   Please ensure that your disclosure briefly describes the business experience during the past five years of each director nominee, as required by Item 401(e) of Regulation S-K. In this regard, please clarify when Mr. Cline became the president of your NextGen Healthcare Information Systems Division, when Mr. Love joined Love & Cutler, LLP, and when Mr. Pflueger founded Quiescence Medical, Inc.; and specify Mr. Plochocki's principal occupation, if any, between October 2006 and February 2007.

Beneficial Ownership, page 14

10.   Please expand footnote 12 to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares of your common stock held by Columbia Wanger Asset Management LP.

<u>Shareholder Proposal to Amend our Bylaws, page 45</u>

11.   Advise why you have not included in your proxy statement the text of Mr. Hussein's shareholder proposal to amend the bylaws, or revise your filing as appropriate. Refer to Rule 14a-8(l) of Regulation 14A.

<u>Closing Information</u>

        Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. Please electronically submit your response on EDGAR. Please understand that we may have further comments following our review of your revised material and responses to comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Katherine Wray at (202) 551-3483 or, in her absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please address all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via Facsimile</u>
William M. Kelly
Davis Polk & Wardwell
Facsimile: (650) 752-3603

Thomas J. Crane
Rutan & Tucker
Facsimile: (714) 641-3464